Exhibit 99.1

BYND CANNASOFT ENTERPRISES INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2022 and 2021

(EXPRESSED IN CANADIAN DOLLARS)

INDEPENDENT AUDITOR’S REPORT

To the Shareholders and the Board of Directors of BYND Cannasoft Enterprises Inc.

Opinion

We have audited the consolidated financial statements of BYND Cannasoft Enterprises Inc. (the “Company”), which comprise the consolidated statement of financial position as at December 31, 2022, and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2022 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards (“IFRS”).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards (“Canadian GAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 in the financial statements, which indicates that the Company incurred significant operating losses since inception and has an accumulated deficit of $6,817,048 as at December 31, 2022. For the year ended December 31, 2022, the Company incurred a net loss and comprehensive loss of $1,672, 558. As stated in Note 1, these events or conditions, along with other matters as set forth in Note 1, indicate that material uncertainties exist that may cast significant doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Other Matter

The financial statements of the Company for the year ended December 31, 2021, were audited by another auditor who expressed an unmodified opinion on those statements on May 2, 2022.

Other Information

Management is responsible for the other information. The other information comprises:

●	Management’s Discussion and Analysis

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon. In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Canadian GAAS, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Brian Rusywick.

/s/ Reliant CPA PC

Reliant CPA PC

March 31, 2023

Newport Beach, California, USA

BYND CANNASOFT ENTERPRISES INC.

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

As at	Notes	December 31, 2022	December 31, 2021
Assets
Cash		$2,392,871	$3,025,350
Funds held in escrow	14	-	2,484,634
Amounts receivable	5	227,804	196,828
Prepaid expenses		825,563	40,240
Total Current Assets		3,446,238	5,747,052
Intangible assets	7	45,139,683	1,300,429
Property and equipment	8	1,317,287	443,241
Total Assets		$49,903,208	$7,490,722
Trade payables and accrued liabilities	9	$191,455	$180,598
Deferred revenue	16	219,068	30,046
Long term loan – current portion	12	47,740	49,207
Total Current Liabilities		458,263	259,851
Long term loan	12	88,231	143,444
Liabilities for employee benefits	13	86,015	87,058
Total Liabilities		$632,509	$490,353
Shareholders’ Equity
Share capital	14	$54,806,522	$10,843,471
Share purchase warrants reserve		639,879	639,879
Shares to be issued		41,875	81,967
Share-based payment reserve		570,446	550,517
Translation differences reserve		15,746	27,455
Capital reserve for re-measurement of defined benefit plan	13	13,279	9,444
Deficit		(6,817,048)	(5,152,364)
Total Shareholders’ equity		$49,270,699	$7,000,369
Total Liabilities and Shareholders’ Equity		$49,903,208	$7,490,722

Nature of operations and going concern (Note 1)

Subsequent events (Note 19)

These financial statements were approved for issue by the Board of Directors on March 31, 2023 and signed on its behalf by:

“Yftah Ben Yaackov”	“Gabi Kabazo”
Director	Director

The accompanying notes are an integral part of these financial statements.

BYND CANNASOFT ENTERPRISES INC.

Consolidated Statements of Loss and Comprehensive Loss

For the Years Ended on December 31, 2022 and 2021

(Expressed in Canadian Dollars)

For the year ended December 31	Notes	2022	2021

Revenue	16	$1,123,072	$1,217,459
Cost of revenue	8, 17	(506,500)	(594,321)
Gross profit		616,572	623,138
Consulting and marketing		8,190	20,309
Depreciation	6,8	30,702	51,988
General and administrative expenses		947,300	334,036
Share-based compensation		153,909	550,517
Professional fees		1,220,746	278,012
		(2,360,847)	(1,234,862)

Loss before other income (expense)		(1,744,275)	(611,724)
Other income (expense)
Finance expenses, net		(14,451)	(13,514)
Foreign exchange gain		100,322	123,002
Covid-19 grant		-	53,301
Listing expense	4	-	(4,394,390)
		85,871	(4,231,601)

Loss before tax		(1,658,404)	(4,843,325)
Tax expense	18	(6,280)	(35,413)
Loss for the year		(1,664,684)	(4,878,738)

Other comprehensive income (loss)
Exchange differences on translation		(11,709)	14,473
Remeasurement of a defined benefit plan, net		3,835	6,223
Other comprehensive income (loss) for the year		(7,874)	20,696
Total comprehensive loss		(1,672,558)	(4,858,043)

Loss per share – basic and diluted		(0.052)	(0.218)
Weighted average number of common shares outstanding – basic and diluted		31,865,960	22,332,694

The accompanying notes are an integral part of these consolidated financial statements.

BYND CANNASOFT ENTERPRISES INC.

Consolidated Statements of Shareholders’ Equity (Deficiency)

For the Years Ended on December 31, 2022 and 2021

(Expressed in Canadian Dollars)

	Number of shares*	Share capital	Shares to be issued	Share purchase warrants reserve	Translation differences reserve	Share-based payment reserve	Capital reserve for re-measurement of defined benefit plan	Deficiency	Total Shareholders’ Equity (Deficiency)
		$	$	$	$	$	$	$	$
Balance at January 1, 2021	8,148,388	289	-	-	12,982	-	3,221	(273,626)	(257,134)

Shares issued for acquisition of B.Y.B.Y. Investment and Promotions Ltd. (“B.Y.B.Y.”) (note 4)	9,831,495	840,941	-	-	-	-	-	-	840,941
Shares issued upon reverse takeover (note 4)	6,269,117	5,140,676	-	-	-	-	-	-	5,140,676
Proceeds for shares issued from exercise of stock options	60,000	49,200	-	-	-	-	-	-	49,200
Proceeds for shares to be issued	-	-	81,967		-	-	-	-	81,967
Share purchase warrants reserve	-	-	-	639,879	-	-		-	639,879
Share-based payments	-	-	-	-	-	550,517	-	-	550,517
Loss for the period	-	-	-	-	-	-	-	(4,878,738)	(4,878,738)
Other comprehensive loss for the period	-	-	-	-	14,473	-	6,223	-	20,696
Balance at December 31, 2021	29,479,100	10,843,471	81,967	639,879	27,455	550,517	9,444	(5,152,364)	7,000,369

Proceeds for shares issued from exercise of stock options	290,000	371,780	-	-	-	(133,980)	-	-	237,800
Shares issued for acquisition of Zigi Carmel Initiatives and Investments Ltd. (“ZC”) (note 4)	7,920,000	42,768,000	-	-	-	-	-	-	42,768,000
Shares issued for services	13,454	83,752	-	-	-	-	-	-	83,752
Share-based payments	-	-	-	-	-	153,909	-	-	153,909
Shares to be issued for services	-	-	41,875	-	-	-	-	-	41,875
Proceeds for shares issued	183,378	739,519	(81,967)	-	-	-	-	-	657,552
Loss for the period	-	-	-	-	-	-	-	(1,664,684)	(1,664,684)
Other comprehensive loss for the period	-	-	-	-	(11,709)	-	3,835	-	(7,874)
Balance at December 31, 2022	37,885,932	54,806,522	41,875	639,879	15,746	570,446	13,279	(6,817,048)	49,270,699

*The number of shares outstanding before the RTO have been restated to reflect the effect of issuing 10,230.48 RTO shares for each share outstanding.

The accompanying notes are an integral part of these consolidated financial statements.

BYND CANNASOFT ENTERPRISES INC.

Consolidated Statements of Cash Flows

For the Years Ended on December 31, 2022 and 2021

(Expressed in Canadian Dollars)

For the year ended December 31	2022	2021
Operating activities:
Loss for the year	$(1,664,684)	$(4,878,738)
Non-working capital adjustments:
Depreciation	33,100	55,921
Finance expense	4,977	5,697
Change in benefits to employees	2,792	10,414
Gain from conversion of debt to note	-	(155,548)
Listing expense	-	4,394,390
Share-based compensation	153,909	550,517
Shares issued for services	125,627	-
Foreign exchange (gain) loss	(106,463)	(71,876)
Working capital adjustments:
Change in amounts receivable	(30,976)	45,489
Change in trade payables and accrued liabilities	10,857	(185,218)
Change in prepaid expenses	(785,323)	(37,891)
Change in deferred revenue	189,022	(77,819)
Net cash used in operating activities	(2,067,162)	(344,662)
Investing activities:
Purchase of property and equipment	(938,635)	(392,652)
Investment in intangible assets	(1,071,254)	(450,429)
Disposal of property and equipment	1,500
Net cash used in investing activities	(2,008,389)	(843,081)
Financing activities:
Proceeds from exercise of stock options	237,800	49,200
Proceeds from private placement held in escrow	-	2,500,000
Proceeds from private placements	657,552	2,952,244
Proceeds from shares to be issued	-	81,967
Cash acquired from acquisition of BYND	-	494,144
Repayment of long term loan	(46,561)	(11,437)
Repayment of lease obligation	-	(17,796)
Net cash provided by financing activities	848,791	6,048,322
Net Increase (decrease) in cash	(3,226,760)	4,860,579
Release of funds from escrow	2,484,634
Effect of foreign exchange rate changes on cash	109,647	86,390
Cash at beginning of year	3,025,350	563,015
Cash at end of year	$2,392,871	$3,025,350
Funds held in escrow at the end of year	$-	$2,484,634
Supplemental non-cash information
Shares issued for intangible asset in Zigi Carmel acquisition	$42,768,000	$-
Shares issued for intangible asset in B.Y.B.Y acquisition	$-	$850,000

The accompanying notes are an integral part of these financial statements.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 1 – NATURE OF OPERATIONS AND GOING CONCERN

Operations

BYND Cannasoft Enterprises Inc. (the “Company” or “BYND Cannasoft”) is a Canadian company which was amalgamated under the Business Corporations Act (British Columbia) on March 29, 2021. The Company’s registered address is 2264 East 11th Avenue, Vancouver, BC, V5N 1Z6, Canada.

The Company currently operates only in Israel and through its subsidiaries (i) develops, markets and sells a proprietary client relationship management software known as “Benefit CRM” and its new Cannabis CRM platform, and (ii) manages the construction, licensing and operation of a cannabis farm and indoor cannabis growing facility

On March 29, 2021, the Company completed the business combination transactions with BYND – Beyond Solutions Ltd. (“BYND”) (note 4). As a result of the business combination transactions, BYND became a wholly owned subsidiary of the Company. This transaction is accounted for as a reverse asset acquisition of the Company by BYND (“RTO”) (note 4).

On September 22, 2022, the Company and the former shareholder of Zigi Carmel Initiatives and Investments Ltd. (“ZC”) entered into a share exchange agreement, whereby the Company would acquire 100% ownership interest in ZC from the former shareholder in exchange for 7,920,000 common shares of the Company. The share exchange agreement was executed and fully completed on September 22, 2022

Covid-19

On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (Covid-19) a “Public Health Emergency of International Concern.” On March 11, 2020, the World Health Organization characterized the outbreak as a “pandemic”. The significant outbreak of Covid-19 has resulted in a widespread health crisis that is adversely affecting the economies and financial markets worldwide, including the businesses which we operate. Furthermore, restrictions on travel and the limited ability to have meetings with personnel, vendors and services providers are expected to have an adverse effect on the Company’s businesses. The extent to which Covid-19 impacts the Company’s businesses will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of Covid-19 and the actions to contain Covid-19 or treat its impact, among others. If the disruptions posed by Covid-19 or other matters of global concern continue for an extensive period of time, the Company’s operations may be materially adversely affected.

The Covid-19 pandemic, including the recent Omicron variant, has also caused, and is likely to continue to cause, severe economic, market and other disruptions worldwide. We cannot predict whether conditions in the global financial markets will continue to deteriorate as a result of the pandemic, or that access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of any future financings the Company may wish to undertake.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 1 – NATURE OF OPERATIONS AND GOING CONCERN (continued)

Going concern

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. To date, the Company has incurred losses and may incur further losses in the development of its business. During the year ended December 31, 2022, the Company incurred a net loss of $1,664,684 and had an accumulated deficit of $6,817,048 as at December 31, 2022. The Company’s ability to continue its operations and to realize assets at their carrying values is dependent upon its ability to raise financing and generate profits and positive cash flows from operations in order to cover its operating costs. From time to time, the Company generates working capital to fund its operations by raising additional capital through debt financing. However, there is no assurance it will be able to continue to do so in the future. These factors indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

These financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the statement of financial position classifications used, that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

a.	Basis of presentation

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These financial statements were authorized for issue by the Board of Directors on March 31, 2023.

b.	Basis of Consolidation

The consolidated financial statements incorporate the financial statements of the Company and of its wholly owned subsidiaries, BYND, Zigi Carmel and B.Y.B.Y.. B.Y.B.Y is owned directly through BYND and 24% of the shares of B.Y.B.Y. are held by a related party in trust for the Company for the purpose to comply with Israeli Cannabis Laws regarding the ownership of medical cannabis license rights.

A subsidiary is an entity over which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. A subsidiary is consolidated from the date upon which control is acquired by the Company and all intercompany transactions and balances have been eliminated on consolidation.

c.	Functional and presentation currency

The financial statements are presented in Canadian dollars. The functional currency of the Company is the New Israeli Shekel (“NIS”). NIS represents the main economic environment in which the Company operates.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS (continued)

d.	Basis of Measurement

The financial statements were prepared based on the historical costs, except for financial instruments classified as fair value through profit and loss (“FVTPL”) and assets or liabilities for employee benefits, which are stated at their fair value, as explained in the accounting policies set out in Note 3. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

e.	Significant estimates and assumptions

The preparation of financial statements in accordance with IFRS requires the Company to use judgment in applying its accounting policies and make estimates and assumptions about reported amounts at the date of the financial statements and in the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Revenue Recognition

The Company uses significant judgment to assess whether performance obligations sold in a customer contract are considered distinct and should be accounted for as separate performance obligations. The company also applies significant judgement in determining whether a performance obligation was satisfied over time or at a point of time, depending on the transfer of the control of the goods or services. The Company recognizes revenue over time using input method, which recognizes revenue as performance of the contract progresses. Input method recognizes revenue based on an entity’s efforts or inputs toward satisfying a performance obligation relative to the total expected efforts or inputs required to satisfy the performance obligation. The Company applies significant judgment to determine the estimated hours to completion which affects revenue recognized for software development.

Income taxes

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these income tax provisions at the end of each reporting period. However, it is possible that at some future date an additional liability could result from audits by tax authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made. Deferred tax assets are recognized when it is determined that the company is likely to recognize their recovery from the generation of taxable income.

Useful lives of property and equipment

Estimates of the useful lives of property and equipment are based on the period over which the assets are expected to be available for use. The estimated useful lives are reviewed annually and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence, and legal or other limits on the use of the relevant assets. In addition, the estimation of the useful lives of the relevant assets may be based on internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the equipment would increase the recorded expenses and decrease the non-current assets.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS (continued)

e.	Significant estimates and assumptions (continued)

Convertible debentures

The identification of convertible note components is based on interpretations of the substance of the contractual arrangement and therefore requires judgement from management. The separation of the components affects the initial recognition of the convertible debenture at issuance and the subsequent recognition of interest on the liability component. The determination of the fair value of the liability is also based on a number of assumptions, including contractual future cash flows, discount rates and the presence of any derivative financial instruments.

Other Significant judgments

The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s financial statements include:

●	the assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;
●	the classification of financial instruments;
●	the assessment of revenue recognition using the five-step approach under IFRS 15 and the collectability of amounts receivable; and
●	the determination of the functional currency of the company.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

a.	Foreign Currency Transactions

Transactions and balances:

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Nonmonetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (continued)

a.	Foreign Currency Transactions (continued)

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income in to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

Translation to presentation currency

The functional currency of the Company is the NIS, which is different from its presentation currency Canadian dollar. The financial results and position of the Company are translated from NIS to Canadian dollars the as follows:

●	assets and liabilities for each statement of financial position presented are translated at the exchange rate on the date of the statement of financial position;

●	income and expenses for each statement of comprehensive loss are translated at the average exchange rate in effect during the reporting period;

Exchange differences arising on translation to presentation currency are recognized in other comprehensive income (loss) and recorded in the Company’s foreign currency translation reserve in equity.

b.	Financial Instruments

The following is the Company’s accounting policy for financial instruments under IFRS 9:

(i)	Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI.

Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (continued)

b.	Financial Instruments (continued)

The following table shows the classification under IFRS 9:

Financial assets / liabilities	Classification under IFRS 9
Cash	FVTPL
Amounts receivable	Amortized cost
Marketable securities	FVTPL
Trade payables and accrued liabilities	Amortized cost
Convertible debt	Amortized cost
Derivative liability	FVTPL
Promissory note	Amortized cost
Long term loan	Amortized cost

(ii)	Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statements of loss and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the statements of loss and comprehensive loss in the period in which they arise.

Debt investments at FVTOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognised in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVTOCI

These assets are subsequently measured at fair value. Dividends are recognised as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognised in OCI and are never reclassified to profit or loss.

(iii)	Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (continued)

b.	Financial Instruments (continued)

asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the statements of loss and comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

(iv)	Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The Company also derecognizes a financial liability when the terms of the liability are modified such that the terms and / or cash flows of the modified instrument are substantially different, in which case a new financial liability based on the modified terms are recognized at fair value.

Gains and losses on derecognition are generally recognized in profit or loss.

c.	Property and equipment

Property and equipment are stated at cost less accumulated depreciation. The cost of repairs and maintenance costs is expensed as incurred.

Depreciation is calculated using the straight-line method to depreciate their cost to their residual value over their estimated useful lives. Upon sale or other disposition of a depreciable asset, cost and accumulated depreciation are removed from property and equipment and any gain or loss is reflected as a gain or loss from operations. The estimated useful lives are:

Description	Years
Computers and equipment	3
Vehicles	3
Furniture and equipment	6

The assets’ residual values, useful lives and depreciation method are reviewed and adjusted if needed at least once a year.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (continued)

d.	Employee benefits

Short term benefits

Short term benefits to employees include salaries, medical and recreation benefits and contributions to the National Insurance Institute and are recognized as expenses upon the rendering of the services.

Post-employment benefits

The group’s post-employment benefits include severance pay obligation. The plans are usually funded by deposits transferred into pension funds and managers’ insurance plans and are classified as defined benefit plans

According to the Severance Pay Law employees are entitled to receive severance pay when they are dismissed or when they retire. The liability for termination of employer-employee relations presented in the report of the financial position is the present value of the defined benefit obligation at the report of the financial position date, less the fair value of plan assets on the end of the reporting period out of which the obligation shall be directly paid, adjusted to any net limitation of the asset for defined benefit to asset ceiling. The defined benefit liability is calculated by actuarial methods using the projected unit credit method.

The current service cost and net interest on the net liability in respect of defined benefits are recognized in profit or loss. Re-measurements of the net liability in respect of defined benefits which are recognized in other comprehensive profit, include actuarial profits and losses and return on the assets of the plan (excluding amounts which were included in net interest). Re-measurements of the net liability in respect of defined benefits which were recognized in other comprehensive profit are not re-classified to profit or loss in a subsequent period.

e.	Revenue recognition

The Company’s revenue is primarily derived from service rendered for software development, cloud hosting, customer training and customer service support, and software sales from the licensing and sales of its customer relationship management (“CRM”) software. The Company recognizes revenue in accordance with IFRS 15 Revenue from Contracts with Customers.

In applying IFRS 15, the Company uses significant judgments to assess whether performance obligations sold in a customer contract are considered distinct and should be accounted for as separate performance obligations. The Company also applies significant judgement in determining whether a performance obligation was satisfied over time or at a point of time, depending on the transfer of the control of the goods or services. The Company recognizes revenue over time using input method, which recognizes revenue as performance of the contract progresses and reflects the Company’s performance in passing control in the products and services promised to the customer. Input method recognizes revenue based on an entity’s efforts or inputs toward satisfying a performance obligation relative, primarily by development work hours expended, to the total expected efforts or inputs required to satisfy the performance obligation. The Company applies significant judgment to determine the estimated work hours to completion which affects revenue recognized for software development.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (continued)

e.	Revenue recognition (continued)

The Company recognizes revenue when control over the promised product or services is transferred to the customer. Revenue is measured at an amount that reflects the consideration to which the entity expects to be entitled in exchange for transferring goods or services to a customer.

The Company accounts for contracts with customers when it has approval and commitment for both parties, each party’s right have been identified, payment terms are defined, the contract has commercial substance and collection is probable. For contracts that involve multiple performance obligations, the Company allocates the transaction price to each performance obligation in the contract based on the relative standalone selling prices and recognize revenue when, or as, performance obligations in the contacts are satisfied.

Software development

The Company provide software customization and development service to its customers. Revenue is generally recognized over time by measuring the progress towards complete satisfaction of the performance obligation in a manner reflecting the Company’s performance in passing control in the products and services promised to the customer.

Software license

The Company provides the right to access its CRM software through licensing and sales of its CRM software. Revenue from software license are recognized at the point of time when the right to access the software is provided and the control of the license is transferred to the customer.

Software support

The Company provide ongoing software support to its customers who purchase and use its CRM software. Revenue from software support services is recognized over time as the support service is rendered.

Cloud hosting

The Company host the customer’s software and applications on its cloud platform. Revenue from cloud hosting is recognised over time when the hosting service is provided.

Other services

The Company provides cloud backup, customer training and other consulting services which are distinct from other services and products offered. Revenue from other services is recognized as services are provided.

Revenue is presented net of taxes collected from customers and remitted to government authorities. The difference between contractual payments received and revenue recognized is recorded as deferred revenue when receipts exceed revenue.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (continued)

f.	Cost of revenue

Cost of revenue and services include the expenses incurred to develop software and provide technical support to customers, which include payroll for all employees, compensation to subcontractors that are directly involved in the development and providing technical support, cost of purchasing any third party components that are integrated with the Company’s software and then delivered to the customers, and other indirect costs such as depreciation of computer and equipment that are used in providing goods and service to customers. Third party component may include third party software, platform or hardware.

g.	Leases

The Company treats a contract as a lease when according to its terms it conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

At inception of a contract, the Company assesses whether a contract is or contains a lease. A contract is, or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company determines whether the contract involves the use of an identified asset, whether the right to obtain substantially all of the economic benefits from use of the asset during the term of the arrangement exists, and if the Company has the right to direct the use of the asset. At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative standalone prices.

As is permitted under IFRS 16, the Company may elect to expense its short-term leases (term of 12 months or less) and leases of low-value assets, on a straight-line basis over the lease term. The Company has not applied such exemption during the year ended December 31, 2021.

As lessee, the Company recognizes a right-of-use asset and a lease liability at the commencement date of a lease. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease or if that rate cannot be readily determined, the incremental borrowing rate.

Lease payments included in the measurement of the lease liability are comprised of:

●	Fixed payments, including in-substance fixed payments, less any lease incentives receivable;
●	Variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
●	amounts expected to be payable under a residual value guarantee;

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (continued)

g.	Leases (continued)

●	exercise prices of purchase options if the Company is reasonably certain to exercise the option; and
●	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

The lease liability is measured at amortized cost using the effective interest method. It is measured when there is a change in future lease payments arising from a change in an index or rate, or if there is a change in the estimate or assessment of the expected amount payable under a residual value guarantee, purchase, extension or termination option. Variable lease payments not included in the initial measurement of the lease liability are charged directly to profit or loss.

h.	Deferred taxes

Current income tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax:

Deferred tax is recognized on temporary differences at the reporting date arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The carrying amount of deferred tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that future taxable income will be available to allow all or part of the temporary differences to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted and are expected to apply by the end of the reporting period. Deferred tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

i.	Basic and diluted income (loss) per share

The Company presents basic income (loss) per share data for its common shares, calculated by dividing the income (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. The diluted income (loss) per share is determined by adjusting the income (loss) attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all options, warrants and similar instruments outstanding that may add to the total number of common shares. During the year ended December 31, 2022 and 2021, the Company does not have any dilutive instrument outstanding. In addition, because the Company incurred net losses, the effect of dilutive instruments would be anti-dilutive and therefore diluted loss per share equals basic loss per share.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 4 – ACQUISITIONS

Acquisition of Zigi Carmel

On September 22, 2022, the Company and the former shareholder of Zigi Carmel Initiatives and Investments Ltd. (“ZC”) entered into a share exchange agreement, whereby the Company would acquire 100% ownership interest in ZC from the former shareholder in exchange for 7,920,000 common shares of BYND. The share exchange agreement was executed and fully completed on September 22, 2022.

The acquisition of ZC has been accounted for as asset acquisition according to IFRS 2 Share-based Payment as the acquired assets and liabilities do not constitute a business under IFRS 3 Business Combinations. The transaction price of the acquisition was measured according to the fair value of the common shares given in consideration for the assets and liabilities assumed from the acquisition, with equity increased by the corresponding amount equal to the total fair value of the common shares given. As a result, the acquisition was recorded with the consideration as detailed in the table below:

Consideration transferred:	$
Value allocated to shares issued (7,920,000 shares at $5.40 per share)	42,768,000

Fair value of assets and liabilities acquired:
Investments	137,811
Intangible asset – patents pending	42,768,000
Shareholder loan	(137,811)
42,768,000

The intangible asset acquired in the acquisition of ZC is attributed to 2 patents pending for a therapeutic device (the “EZ-G” device) owned by ZC. The company has determined that the patents pending shall not be amortized until they are approved and then will be amortized over the course of their life.

Acquisition of B.Y.B.Y.

On October 1, 2020, BYND and the former shareholders of B.Y.B.Y. entered into a share exchange agreement, whereby BYND would acquire 74% ownership interest in B.Y.B.Y from the former shareholders in exchange for 54.58% ownership interest in BYND. One of the former shareholders would hold the remaining 26% ownership interest in B.Y.B.Y. in trust for BYND, for the purpose to comply with Israeli Cannabis Laws regarding the ownership of medical cannabis license rights. The share exchange agreement was executed and held in escrow, and the share exchange was fully completed on March 29, 2021.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 4 – ACQUISITIONS (continued)

Acquisition of B.Y.B.Y. (continued)

The acquisition of B.Y.B.Y. has been accounted for as asset acquisition according to IFRS 2 Share-based Payment as the acquired assets and liabilities do not constitute a business under IFRS 3 Business Combinations. The fair value of the common shares given in consideration were not readily determinable, the transaction price of the acquisition was measured by the fair value of the assets and liabilities assumed from the acquisition, with equity increased by the corresponding amount equal to the total fair value of the assets and liabilities assumed. As a result, the acquisition was recorded with the consideration as detailed in the table below:

Consideration transferred:	$
Value allocated to 9,832,495 shares issued	840,941

Fair value of assets and liabilities acquired:
Amount receivable	3,759
Intangible asset	850,000
Trade payable and other liabilities	(12,818)
840,941

The intangible asset acquired in the acquisition of B.Y.B.Y. is attributed to the primary growing license for medical cannabis in Israel held by B.Y.B.Y.. The company has determined that the license shall not be amortized, but rather will be tested for impairment at least annually or when there are any further indicators of impairment.

Reverse Takeover of BYND Cannasoft

On December 16, 2019, BYND entered into a Business Combination Agreement (“BCA”) with 1232986 B.C. Ltd. (“NumberCo”), Lincoln Acquisitions Corp. (“Lincoln”) and the shareholders of BYND. Pursuant to the terms of the BCA: (i) Lincoln and NumberCo would amalgamate to form a new company to be named “BYND Cannasoft Enterprises Inc.” (the “Company” or “BYND Cannasoft”), and (ii) the Company would acquire all of the issued and outstanding shares of BYND from its shareholders in exchange for a pro rated number of shares of BYND Cannasoft (the “Share Exchange Transaction” and together with the Amalgamation Transaction, the “Business Combination Transactions”).

On March 29, 2021, the Company issued an aggregate of 18,015,883 common shares to BYND shareholders in consideration for all the 1,761 shares issued and outstanding of BYND. Upon completion of the Share Exchange, BYND became a wholly-owned subsidiary of the Company, and the Company continued to carry out the business operations of BYND.

As a result of the Share Exchange, BYND is deemed to be the acquirer for accounting purposes (“Reverse Takeover”) and therefore its assets, liabilities and operations are included in the consolidated interim financial statements at their historical carrying value, with the operations of the Company being included from March 29, 2021, the closing date of the Reverse Takeover, and onwards.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 4 – ACQUISITIONS (continued)

Reverse Takeover of BYND Cannasoft (continued)

At the time of the reverse takeover, the Company did not constitute a business as defined under IFRS 3 Business Combination; therefore, the Reverse Takeover of the Company by BYND is accounted for under IFRS 2 Share-based Payments. The transaction price of the acquisition was measured by reference to the fair value of the shares issued in the acquisition because the fair value of the listing service BYND received could not be reliably measured. As a result, the consideration was first allocated to the identifiable assets and liabilities based on their fair values, and the difference between the consideration given to acquire the Company and the fair values of the identifiable assets and liabilities acquired by BYND is recorded as a listing expense to profit and loss. The fair value of the consideration issued to acquire the Company is as follows:

Consideration transferred:	$
Fair value of shares retained by former BYND Cannasoft shareholders (6,269,117 shares at $0.82 per share)	5,140,676
Forgiveness of BYND debt	(276,210)
Total consideration transferred	4,864,466
Fair value of identifiable assets and liabilities acquired:
Cash	494,144
Amount receivable	1
Trade payable and other liabilities	(24,069)
Total net assets acquired	470,076
Listing expense	4,394,390

NOTE 5 – AMOUNTS RECEIVABLE

	December 31, 2022	December 31, 2021
Trade receivables	$136,274	$131,187
Income tax advances	90,528	61,547
Due from shareholders	1,002	4,094
	$227,804	$196,828

Information on the Company’s exposure to credit risk and market risk, as well as impairment losses on trade receivables and other amounts receivable, is provided in Note 15.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 6 – RIGHT OF USE ASSETS

The Company’s right-of-use asset relates to the lease of office space. The Company recognized lease liabilities which were measured at the present value of the remaining lease payments and discounted using the lessee’s incremental borrowing rate of 1.51% per annum. The office lease has ended on October 31, 2021 and the office space is now rented on a month to month basis.

	Offices	Total
Cost
Balance, January 1, 2021	66,912	66,912
Translation differences	-	-
Balance, December 31, 2021	66,912	66,912
Translation differences	-	-
Balance, December 31, 2022	$66,912	$66,912
Accumulated depreciation
Balance, January 31, 2021	50,184	50,184
Depreciation	16,361	16,361
Translation differences	367	367
Balance, December 31, 2021	66,912	66,912
Depreciation	-	-
Translation differences	-	-
Balance, December 31, 2022	$66,912	$66,912
Net book value
At December 31, 2021	$-	$-
At December 31, 2022	$-	$-

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 7 – INTANGIBLE ASSETS

The Company’s intangible assets relate to the proprietary Cannabis CRM software the Company is Developing, Patents pending for the EZ-G device (Note 4) as well as the primary growing license for medical cannabis in Israel (Note 4). The Additions for the Software include cost of wages of the software developers for the time they spend on developing the Cannabis CRM software.

The additions for the Patents include the fair value attributed to the Patents upon the acquisition of ZC as well as transaction and other costs in the amount of $193,382.

	Software	License	Patents	Total
Cost
Balance, December 31, 2020	$-	$-	$-	$-
Additions	450,429	850,000	-	1,300,429
Translation differences	-	-	-	-
Balance, December 31, 2021	450,429	850,000	-	1,300,429
Additions	910,197	-	42,961,382	43,871,579
Translation differences	(32,325)	-	-	(32,325)
Balance December 31, 2022	$1,328,301	$850,000	42,961,382	$45,139,683

Accumulated depreciation
Balance, December 31, 2020	$-	$-	-	$-
Depreciation	-	-	-	-
Translation differences	-	-	-	-
Balance, December 31, 2021	-	-	-	-
Depreciation	-	-	-	-
Balance December 31, 2022	$-	$-	-	$-

Net book value
At December 31, 2021	$450,429	$850,000	-	$1,300,429
At December 31, 2022	$1,328,301	$850,000	42,961,382	$45,139,683

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 8 – PROPERTY AND EQUIPMENT

	Computers & Equipment	Vehicles	Furniture & Equipment	Capital Work In Progress	Total

Costs
Balance, January 1, 2021	28,308	186,547	34,322	-	249,177
Additions	2,590	-	-	390,059	392,649
Translation differences	1,046	5,935	1,092	-	8,073
Balance, December 31, 2021	31,944	192,482	35,414	390,059	649,899
Additions	460	-	-	938,175	938,635
Disposals	(1,500)	-	-	-	(1,500)
Translation differences	(1,885)	(11,430)	(2,104)	(27,037)	(42,456)
Balance, December 31, 2022	$29,019	$181,052	$33,310	$1,301,197	$1,544,578

Accumulated depreciation
Balance as of January 1, 2021	21,947	110,616	26,378	-	158,941
Depreciation	3,933	33,325	2,301	-	39,560
Translation differences	914	6,278	966		8,157
Balance, December 31, 2021	26,794	150,219	29,645	-	206,658
Depreciation	2,399	28,405	2,297	-	33,101
Translation differences	(1,605)	(9,089)	(1,774)	-	(12,468)
Balance, December 31, 2022	$27,588	$169,535	$30,168	$-	$227,291
Net book value
At December 31, 2021	$5,151	$42,263	$5,768	$390,059	$443,241
At December 31, 2022	$1,431	$11,517	$3,142	$1,301,197	$1,317,287

During the year ended December 31, 2022, depreciation of $2,399 (2021 - $3,933) related to computer and equipment is included in cost of revenue.

As at December 31, 2022 and 2021 the Company’s Capital work in progress relates to the ongoing investment in the future medical cannabis cultivation facility in Moshav Kochav Michael, Israel which includes permits, design, software development and IT infrastructure.

The Company considered indicators of impairment at December 31, 2022 and 2021. The Company did not record any impairment loss during the years ended December 31, 2022 and 2021.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 9 – TRADE PAYABLES AND ACCRUED LIABILITIES

	December 31, 2022	December 31, 2021
Trade payables	$40,241	$105,931
VAT, income and dividend taxes payable	43,703	-
Due to related parties	37,094	1,322
Salaries payable	70,417	73,345
	$191,455	$180,598

NOTE 10 – RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company’s Board of Directors and corporate officers. The remuneration of directors and key management personnel, not including normal employee compensation, made during the years ended December 31, 2022 and 2021 is set out below:

	December 31, 2022	December 31, 2021
Salary (cost of sales and services)	$200,747	$98,523
Salary (general and administrative expenses)	376,237	39,492
Salary (Intangible asset – software)	553,326	300,273
Consulting (Capital work in progress)	75,274	113,107
Consulting (Professional fees)	143,500	61,000
	$1,349,084	$612,395

As at December 31, 2022, $1,002 was owed from shareholders of the Company (2021 – $4,094). Amounts owed were recorded in amounts receivable are non-interest bearing and unsecured.

As at December 31, 2022, $37,094 was owed to directors of the Company (2021 – $1,322). Amounts due were recorded in accounts payable are non-interest bearing and unsecured.

NOTE 11 – LEASE LIABILITIES

The Company had leases including leases of offices for 1-2 years. The office lease has ended on October 31, 2021 and the office space is now rented on a month to month basis.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 11 – LEASE LIABILITIES (continued)

	December 31, 2022	December 31, 2021
Balance, opening	$-	$18,195
Additions	-	-
Lease payments	-	(17,796)
Interest	-	135
Translation difference	-	(534)
Balance, ending	$-	$-

NOTE 12– LONG TERM LOAN

During the year ended December 31, 2020, the Company secured a term loan with a principal amount of $192,560 (NIS 500,000) from an Israeli bank. The loan bears interest at the rate of 3.14% per annum and matures on September 18, 2025. The loan is subject to 48 monthly payments commencing October 18, 2021. $9,628 (NIS 25,000) was deposited in the bank as security for the loan.

The activities of the long term loan during the years ended December 31, 2022 and 2021 are as follows:

	December 31, 2022	December 31, 2021
Balance, opening	$192,651	198,405
Addition	-	-
Repayments	(46,561)	(11,437)
Interest expense, accrued	4,977	5,562
Translation difference	(15,096)	121
Balance, ending	135,971	192,651
Less:
Long term loan – current portion	47,740	49,207
Long term loan – non-current portion	$88,231	143,444

The undiscounted repayments for each of the next four years and in the aggregate are:

Year ended	Amount
December 31, 2023	$47,740
December 31, 2024	49,241
December 31, 2025	38,990

$135,971

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 13 – EMPLOYEE BENEFITS

The severance pay liability constitutes a defined benefit plan and was calculated using actuarial assumptions. In measuring the present value of the defined benefit obligation and the current service costs the projected unit credit method was used.

a.	Plan asset (liability)

Information on the Company’s defined benefit pension plan and other defined benefit plans, in aggregate, is summarized as follows:

	December 31, 2022	December 31, 2021
Defined benefit plan liability	$(86,016)	$(87,058)
Less:
fair value of plan asset or asset ceiling	-	-
	$(86,016)	$(87,058)

b.	Changes in the present value of the defined benefit plan liability

The following are the continuities of the fair value of plan asset or plan liability and the present value of the defined benefit plan obligations:

	December 31, 2022	December 31, 2021
Balance, opening	$(87,058)	$(82,867)
Recognized in profit and loss for the year:
Interest cost	(1,964)	(1,306)
Current service cost	(6,023)	(6,391)
Actuarial gain (loss) for change of assumptions	3,835	6,223
Translation differences	5,194	(2,717)
Balance, ending	$(86,016)	$(87,058)

The actual amount paid may vary from the estimate based on actuarial valuations being completed, investment performance, volatility in discount rates, regulatory requirements and other factors.

c.	Major assumptions in determining the defined benefit plan liability

The principal actuarial assumptions used in calculating the Company’s defined benefit plan obligations and net defined benefit plan cost for the years were as follows (expressed as weighted averages):

	December 31, 2022	December 31, 2021
Capitalization rate	2.73%	2.4%
Salary growth rate	0%	0%
Retirement rate	5%	5%

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 13 – EMPLOYEE BENEFITS (continued)

d.	Sensitivity analysis

The following table outlines the key assumptions for the years ended December 31, 2022 and 2021 and the sensitivity of a 1% change in each of these assumptions on the defined benefit plan obligations and the net defined benefit plan cost.

The sensitivity analysis provided in the table is hypothetical and should be used with caution. The sensitivities of each key assumption have been calculated independently of any changes in other key assumptions. Actual experience may result in changes in a number of key assumptions simultaneously. Changes in one factor may result in changes in another, which could amplify or reduce the impact of such assumptions.

	December 31, 2022	December 31, 2021
Capitalization rate:
Impact of: 1% increase	$(4,974)	$(5,352)
1% decrease	6,013	6,568
Salary growth rate:
Impact of: 1% increase	6,128	6,561
1% decrease	$-	$-

NOTE 14 – EQUITY

Authorized

Unlimited number of common shares without par value.

Issued

As at December 31, 2021, 37,885,932 common shares were issued and outstanding.

During the year ended December 31, 2022

On January 13, 2022, the Company completed a non-brokered private placement financing wherein it raised $122,950 through the issuance of 40,983 common shares at a price of $3.00 per share.

On May 3, 2022, 150,000 stock options were exercised to common shares for a total proceeds of $123,000.

On July 4, 2022 the Company issued 6,727 common shares following the vesting of RSU’s.

On September 20, 2022 140,000 stock options were exercised to common shares for a total proceeds of $114,800.

On September 22, 2022, as part of the acquisition of Zigi Carmel described in note 4, the Company issued 7,920,000 of its common shares to the former shareholder of Zigi Carmel in exchange for all of the issued and outstanding shares of Zigi Carmel.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 14 – EQUITY (continued)

On October 3, 2022, the Company issued 6,727 common shares to two directors following the vesting of RSU’s.

On October 5, 2022, the Company completed a non-brokered private placement financing wherein it raised $616,570 through the issuance of 142,395 common shares at a price of $4.33 per share.

During the year ended December 31, 2021

On March 29, 2021, as part of the reverse takeover as described in note 4, the Company issued 18,015,883 of its common shares to the former shareholders of BYND in exchange for all of the issued and outstanding shares of BYND. Total 6,269,117 shares were retained by the former shareholders of the Company.

On May 5, 2021, the Company announced that it completed a non-brokered private placement financing wherein it raised $522,410 through the issuance of 435,337 common shares at a price of $1.20 per share.

On July 5, 2021, the Company announced that it completed a non-brokered private placement financing wherein it raised $1,840,000 through the issuance of 2,000,000 common shares at a price of $0.92 per share.

On August 16, 2021, 5,000 stock options were exercised to common shares and on September 21, 2021, 55,000 stock options were exercised to common shares for a total proceeds of $49,200.

On October 4, 2021, the Company completed two non-brokered private placements financing wherein it raised $2,500,000 through the issuance of 2,403,846 common shares at a price of $1.04 per share as well as 400,000 non-transferable share purchase warrants at an exercise price of $1.30 per common share.

The Company recorded a share purchase warrants reserve of $639,879 based on the Black-Scholes option pricing model and the following input assumptions:

Weighted average fair value of warrants issued on October 4, 2021	$1.60
Risk-free interest rate	1.33%
Estimated life	2 years
Expected volatility	100.13%
Expected dividend yield	0%

The funds raised from the $2,500,000 private placement were held in escrow until the company’s shares were approved for listing on the Nasdaq.

In connection with the second financing, the Company raised $189,834 through the issuance of 94,917 common shares at a price of $2.00 per share.

On October 14, 2021, the Company completed a non-brokered private placement financing wherein it raised $400,000 through the issuance of 200,000 common shares at a price of $2.00 per share.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 14 – EQUITY (continued)

Stock options

The Company has a stock option plan to grant incentive stock options to directors, officers, employees and consultants. Under the plan, the aggregate number of common shares that may be subject to option at any one time may not exceed 10% of the issued common shares of the Company as of that date, including options granted prior to the adoption of the plan. The exercise price of these options is not less than the Company’s closing market price on the day prior to the grant of the options less the applicable discount permitted by the CSE. Options granted may not exceed a term of five years.

A summary of the stock options outstanding for the year ended December 31, 2022 are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding at January 1, 2021	-	-
Granted during the period	1,135,000	$1.09
Exercised during the period	(60,000)	$0.82
Cancelled during the period	(180,000)	$0.82
Outstanding at December 31, 2021	895,000	$1.16
Exercised during the period	(290,000)	$0.82
Granted during the period	10,000	$6.20
Outstanding at December 31, 2022	615,000	$1.41
Exercisable at December 31, 2022	612,500	$1.39

Additional information regarding stock options outstanding as of December 31, 2022, is as follows:

Outstanding			Exercisable
Number of stock options	Weighted average remaining contractual life (years)	Weighted Average Exercise Price	Number of stock options	Weighted Average Exercise Price

250,000	3.25	$0.82	250,000	$0.82
240,000	3.50	$1.22	240,000	$1.22
115,000	3.83	$2.65	115,000	$2.65
10,000	4.50	$6.20	7,500	$6.20

615,000	3.48	$1.41	612,500	$1.39

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 14 – EQUITY (continued)

During the year ended December 31, 2021, there were 780,000 stock options granted to the directors and officers of the Company with an exercise price of $0.82 per share. The options are exercisable for a period five years from the grant date and are subject to the following vesting schedule: 25% upon listing of the Company’s shares on the Canadian Stock Exchange, 25% on 90 days thereafter, 25% on 180 days thereafter and the remainder on 270 days thereafter. In addition, 240,000 stock options were granted to a director of the Company with an exercise price of $1.22 per share and 115,000 stock options were granted to a director of the Company with an exercise price of $2.65 per share.

During the year ended December 31, 2022, there were 10,000 stock options granted to a director of the Company with an exercise price of $6.20 per share and 290,000 stock options were exercised to shares.

As at December 31, 2022, 612,500 of these stock options were vested. During the year ended December 31, 2021, the Company recorded $550,517 in share-based payment expense. During the year ended December 31, 2022, the Company recorded $153,909 in share-based payment expense.

Details of the fair value of options granted and the assumptions used in the Black-Scholes option pricing model are as follows:

	2022	2021
Weighted average fair value of options granted	$3.96	$0.84
Risk-free interest rate	3.56%	1.04%
Estimated life (in years)	5	5
Expected volatility	75.91%	73.69%
Expected dividend yield	0%	0%

NOTE 15 – FINANCIAL INSTRUMENTS

a.	Fair value

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

●	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
●	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●	Level 3 – Inputs that are not based on observable market data.

Management estimates that cash, amounts receivable and other current liabilities approximately constitute their fair value in view of the fact that these are short term instruments.

b.	Financial risk management

The Company is exposed to various financial risks through its financial instruments: credit risk, liquidity risk and market risk (including currency risk, interest rate risk and other price risk). The following analysis enables users to evaluate the nature and extent of the risks.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 15 – FINANCIAL INSTRUMENTS (continued)

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company is subject to credit risk on its cash and amounts receivable which include trade and other amounts receivable (Note 5). The Company limits its exposure to credit loss on cash by placing its cash with a high-quality financial institution. The Company has concentrations of credit risk with respect to amounts receivable as large amounts of its trade receivables are concentrated amongst a small number of customers. The Company performs credit evaluations of its customers but generally does not require collateral to support trade receivable.

Amounts receivable primarily consist of trade receivables and sales tax receivable. The Company provides credit to very limited customer base in the normal course of business and has established credit evaluation via an active direct consultation with its customers to mitigate credit risk. Amounts receivable are shown net of any provision made for impairment of receivables. Due to this factor, the Company believes that no additional credit risk, beyond amounts provided for collection loss, is inherent in amounts receivable.

Expected credit loss (“ECL”) analysis is performed at each reporting date using an objective approach to measure expected credit losses. The provision amounts are based on direct management interface with the customer. The calculations reflect the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. Amounts receivable are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, business failure, the failure of a debtor to engage in a repayment plan, and a failure to make contractual payments over the negotiated contract period.

During the year ended December 31, 2022 and 2021, there was $nil impairment loss on amounts receivable recognized in the statement of income (loss) and comprehensive income (loss).

The Company’s aging of trade receivables (Note 5) were as follows:

	December 31, 2022	December 31, 2021
0 – 30 days	$74,987	$66,087
31 – 60 days	61,287	65,100
	$136,274	$131,187

Liquidity risk

Liquidity risk is defined as the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. Financial liabilities include principal and interest payments.

The Company’s liquidity risk is that it is not able to settle liabilities when due or that it can do so only at an abnormally high cost. Accordingly, one of management’s primary goals is to maintain an optimum level

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 15 – FINANCIAL INSTRUMENTS (Continued)

of liquidity by actively managing assets, liabilities and cash flows generated by operations. The Company’s future strategies can be financed through a combination of cash flows generated by operations, borrowing under existing credit facilities, and the issuance of equity. Management prepares regular budgets and cash flow forecasts to help predict future changes in liquidity.

The Corporation has financial liabilities with the following maturities as at December 31, 2022:

	Contractual cash flows
	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	5 year and over	Total
Trade payables (Note 9)	$40,241	$-	$-	$-	$-	$40,241
Long term loan and unpaid interest (Note 12)	47,740	49,241	38,990	-	-	135,971
	$87,981	$49,241	$38,990	$-	$-	$176,212

The Corporation has financial liabilities with the following maturities as at December 31, 2021:

	Contractual cash flows
	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	5 year and over	Total
Trade payables (Note 9)	$105,931	$-	$-	$-	$-	$105,931
Long term loan and unpaid interest (Note 12)	49,207	50,754	52,350	40,340	-	192,651
	$155,138	$50,754	$52,350	$40,340	$-	$298,582

Market risk

Market risk is the risk that the fair value or future cash flows from financial instruments will change as a result of changes in market prices. Market risk includes risks such as currency risk and share price risk. The financial instruments of the Company which are affected by market risk consist mainly of foreign currency cash and deposits, Company’s US dollar denominated convertible debenture and investments in marketable securities.

Foreign currency risk

As of December 31, 2022, the Company has a surplus of financial assets over financial liabilities denominated in USD, consisting of cash, in the sum of $1,394,585 (2021 - surplus of financial assets over

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 15 – FINANCIAL INSTRUMENTS (Continued)

financial liabilities denominated in USD, consisting of cash and funds held in escrow, in the sum of $4,314,847).

Currency sensitivity analysis

The table below demonstrates the sensitivity test to a reasonable possible change in the exchange rate of the US dollar, with all other variables unchanged. The impact on the Company’s pre-tax profit and loss arises from changes in the fair value of the assets and financial liabilities is as follows:

	Change in the USD exchange rate	Impact on pre-tax profit
December 31, 2022	5% increase	$(69,729)
	5% decrease	69,729
December 31, 2021	5% increase	(215,742)
	5% decrease	$215,742

Equity (share price) risk

The Company’s investments in tradable shares are sensitive to market price risk arising from uncertainties concerning the future value of these investments.

As of December 31, 2022, Company’s exposure as a result of investments in tradable shares is $nil (2021 – $nil). A 10% decrease in share price may reduce the Company’s pre-tax profit and loss by approximately $nil (2021 - $nil). A 10% subsequent increase in the value of the tradable shares shall increase Company’s pre-tax profit and loss by a similar amount.

c.	Capital management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development and sale of its products and services, as well as to ensure that the Company is able to meet its financial obligations as they become due. The capital structure consists of components of shareholders’ equity, promissory note due to related parties and the term loan provided by the bank.

The basis for the Company’s capital structure is dependent on the Company’s expected business growth and changes in business environment. To maintain or adjust the capital structure, the Company may issue new shares, incur debt or return capital to shareholders. The Company does not presently utilize any quantitative measures to monitor its capital, but rather relies on the expertise of the Company’s management to sustain the future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach is reasonable.

The Company is not subject to externally imposed capital requirements. There were no changes to the Company’s approach to capital management during the years ended December 31, 2022 and 2021.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 16 – REVENUE AND DEFERRED REVENUE

The Company has derived its revenue from the sources as summarized in the following:

	December 31, 2022	December 31, 2021
Software development	$761,166	$725,862
Software license	213,749	208,625
Software supports	71,460	196,703
Cloud hosting	67,334	72,945
Others	9,363	13,324
	$1,123,072	$1,217,459

The Company recognized revenues from contracts with customers in accordance with the following timing under IFRS 15:

	December 31, 2022	December 31, 2021
Revenue recognized over time	$909,323	$1,008,834
Revenue recognized at a point of time	213,749	208,625
	$1,123,072	$1,217,459

Deferred revenue represents contract liabilities for customer payments received related to services yet to be provided subsequent to the reporting date. Significant changes in deferred revenue during the years ended December 31 are as follows:

	December 31, 2022	December 31, 2021
Deferred revenue, beginning	$30,046	$107,865
Customer payments received attributable to contract liabilities for unearned revenue	263,404	64,434
Revenue recognized from fulfilling contract liabilities	74,381	142,253
Deferred revenue, ending	$219,068	$30,046

The Company derives significant revenues from one customer. During the year ended December 31, 2022, revenue from this customer were 83% (2021 - 80%) of total revenue. The trade receivable outstanding as at December 31, 2022, and 2021 are due from this customer.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 17 – COST OF REVENUE

Cost of revenue incurred during the years ended December 31 are comprised of the following:

	December 31, 2022	December 31, 2021
Salaries and benefits	$510,615	$563,165
Subcontractors expense (recovery)	(16,318)	570
Software and other	9,804	26,653
Depreciation	2,399	3,933
	$506,500	$594,321

NOTE 18 – INCOME TAXES

The relevant companies’ tax applicable to the Company commencing from 2021 (Year of Amalgamation) and thereafter is 27%.

The relevant companies’ tax applicable to BYND commencing from 2018 and thereafter is 23%. Current taxes for the reported periods are calculated according to the said tax rate.

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	December 31, 2022	December 31, 2021
Income (loss) before tax	$(1,658,404)	$(4,843,512)
Income tax rate	27% and 23%	27% and 23%
Expected income expense (recovery)	(460,055)	(1,325,208)
Permanent differences	(216,957)	1,224,524
Prior years reassessment of tax expense	-	-
Change in unrecognized deferred assets	43,428	(14,629)
Change in valuation allowance	542,633	102,162
Other	97,231	48,564
Total income tax expense	$6,280	$35,413

Current income tax	$6,280	$35,413
Deferred income tax	-	-
Total income tax expense	$6,280	$35,413

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 18 – INCOME TAXES (continued)

Temporary differences that give rise to the following deferred tax assets and liabilities at are:

	December 31, 2022	December 31, 2021
Deferred tax assets
Non-capital loss carry forwards - Canada
Non-capital loss carry forwards - Israel	644,794-	102,162-
	$644,794	$102,162
Valuation allowance	(644,794)	(102,162)
	$-	$-

The Company has Canadian non-capital losses of $2,009,751 which is available to offset future years’ taxable income in Canada.

BYND has $nil (2021 - $nil) in non-capital losses carried forward for tax purposes, which can be carried forward indefinitely to be offset against future business income and business capital gains.

Tax attributes are subject to review, and potential adjustment, by tax authorities.

NOTE 19 – SUBSEQUENT EVENTS

On January 3, 2023, the Company issued 6,727 common shares to two directors following the vesting of RSU’s.

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